Filed Pursuant to Rule 433

Registration Statement No.: 333-130926

FREE WRITING PROSPECTUS DATED JANUARY 20, 2006

DRS TECHNOLOGIES, INC.

$350,000,000  6 5/8% Senior Notes due 2016

$250,000,000  7 5/8% Senior Subordinated Notes due 2018

This Free Writing Prospectus relates only to the securities described above and should only be read together with the Preliminary Prospectus Supplement, dated January 13, 2006 and the accompanying Prospectus, dated January 9, 2006, relating to these securities.  Capitalized terms not defined herein have the meanings assigned to them in the Preliminary Prospectus Supplement.

Certain information related to this offering and the proposed amended and restated senior credit facility has changed from the information included in DRS’s Preliminary Prospectus Supplement dated January 13, 2006.  The amount of Senior Notes offered by DRS increased from $325.0 million aggregate principal amount to $350.0 million aggregate principal amount.  In connection therewith, the proposed amended and restated senior credit facility is expected to decrease from $700.0 million to $675.0 million with a $25.0 million reduction in the seven-year term loan facility from $300.0 million to $275.0 million.

As a result of the final amount of Notes offered, the interest rates reflected below and the decrease in the amended restated senior credit facility, certain financial information in the Preliminary Prospectus Supplement will change, including the following:

•                  Interest and related expenses for the twelve months ended September 30, 2005 (pro forma) increased from $123,551,000 to $124,474,000.

•                  Income taxes for the twelve months ended September 30, 2005 (pro forma) decreased from $64,374,000 to $64,005,000.

•                  Earnings from continuing operations for the twelve months ended September 30, 2005 (pro forma) decreased from $103,905,000 to $103,351,000.

•                  Total debt as of September 30, 2005 (pro forma) increased from $1,962,446,000 to $1,962,821,000.

•                  Estimated borrowings under the revolving credit facility following the acquisition increased from $223,200,000 to $223,600,000.

•                  Available borrowings under the revolving credit facility following the acquisition decreased from $139,900,000 to $139,500,000.

•                  Interest and related expenses for the year ended March 31, 2005 (pro forma) increased from $124,009,000 to $124,932,000.

•                  Income taxes for the year ended March 31, 2005 (pro forma) decreased from $65,437,000 to $65,068,000.

•                  Earnings from continuing operations for the year ended March 31, 2005 (pro forma) decreased from $96,347,000 to $95,793,000.

•                  Interest and related expenses for the six months ended September 30, 2005 (pro forma) increased from $61,473,000 to $61,933,000.

•                  Income taxes for the six months ended September 30, 2005 (pro forma) decreased from $28,628,000 to $28,444,000.

•                  Earnings from continuing operations for the six months ended September 30, 2005 (pro forma) decreased from $53,284,000 to $53,008,000.

Issuer	DRS Technologies, Inc.

Underwriters	Bear, Stearns & Co., Inc. (Sole Book-Running Manager)
Wachovia Capital Markets, LLC (Joint Lead Manager)
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Banc of America Securities LLC
CIBC World Markets Corp.
Jefferies & Company, Inc.
Ryan Beck & Co., Inc.

Notes Offered	$350.0 million aggregate principal amount of 6 5/8% Senior Notes due 2016 (the Senior Notes).

$250.0 million aggregate principal amount of 7 5/8% Senior Subordinated Notes due 2018 (the Senior Subordinated Notes and, together with the Senior Notes, the Notes).

Maturity	Senior Notes: February 1, 2016

Senior Subordinated Notes: February 1, 2018

Interest Payment Dates	February 1 and August 1 of each year, beginning on August 1, 2006. Interest will be paid semi-annually in arrears.

Public Offering Price	Senior Notes: 100%

Senior Subordinated Notes: 100%

Senior Notes Optional Redemption

At any time prior to February 1, 2011, DRS may redeem the Senior Notes for cash at its option, in whole or in part, at any time or from time to time, upon not less than 30 days’ nor more than 60 days’ notice to each Holder of Senior Notes, at a redemption price equal to the greater of (1)

100% of the principal amount of the Senior Notes being redeemed and (2) the sum of the present values of 103.313% of the principal amount of the Senior Notes being redeemed and scheduled payments of interest on such Senior Notes to but not including February 1, 2011 discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, together in the case of (1) or (2) with accrued and unpaid interest, if any, to but not including the date of redemption.

At any time prior to February 1, 2009, DRS may on any one or more occasions redeem up to 35% of the aggregate principal amount of Senior Notes issued under the Senior Indenture (including any Additional Senior Notes issued after the issue date) at a redemption price of 106.625% of the principal amount, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that: (1) at least 65% of the aggregate principal amount of Senior Notes originally issued under the Senior Indenture (excluding Senior Notes held by DRS and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and (2) the redemption occurs within 120 days of the date of the closing of such Equity Offering.

On or after February 1, 2011, DRS may redeem all or a part of the Senior Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Senior Notes redeemed, to, but excluding, the applicable redemption date, if redeemed during the twelve-month period beginning on February 1 of the years indicated below, subject to the rights of noteholders on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2011	103.313%
2012	102.209%
2013	101.105%
2014 and thereafter	100.000%

Senior Subordinated Notes Optional Redemption

At any time prior to February 1, 2011, DRS may redeem the Senior Subordinated Notes for cash at its option, in whole or in part, at any time or from time to time, upon not less than 30 days’ nor more than 60 days’ notice to each Holder of Senior Subordinated Notes, at a redemption price equal to the greater of (1) 100% of the principal amount of the Senior Subordinated Notes being redeemed and (2) the sum of the present values of 103.813% of the principal amount of the Senior Subordinated Notes being redeemed and scheduled payments of interest on such Senior Subordinated Notes to but not including February 1, 2011 discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, together in the case of (1) or (2) with accrued and unpaid interest, if any, to but not including the date of redemption.

At any time prior to February 1, 2009, DRS may on any one or more occasions redeem up to 35% of the aggregate principal amount of Senior Subordinated Notes issued under the Senior Subordinated Indenture (including any Additional Senior Subordinated Notes issued after the issue date) at a redemption price of 107.625% of the principal amount, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that: (1) at least 65% of the aggregate principal amount of Senior Subordinated Notes originally issued under the Senior Subordinated Indenture (excluding Senior Subordinated Notes held by DRS and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and (2) the redemption occurs within 120 days of the date of the closing of such Equity Offering.

On or after February 1, 2011, DRS may redeem all or a part of the Senior Subordinated Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Senior Subordinated Notes redeemed, to, but excluding, the applicable redemption date, if redeemed during the twelve-month period beginning on February 1 of the years indicated below, subject to the rights of noteholders on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2011	103.813%
2012	102.542%
2013	101.271%
2014 and thereafter	100.000%

Use of Proceeds

The net proceeds from the offering of the Notes will be approximately $586.2 million, after deducting $12.0 million of underwriters’ discounts and commissions and $1.8 million of other fees and expenses. We will use the net proceeds of the offering, together with a portion of our available cash, borrowings under our amended and restated senior secured credit facility, the net proceeds from our offering of $300.0 million aggregate principal amount of senior convertible notes due 2026 and the issuance of our common stock to fund the ESSI acquisition, repay certain of our and ESSI’s outstanding indebtedness and pay related fees and expenses.

Conditions to this Offering	Closing of this offering will occur concurrently with, and is conditioned upon, the closing of the acquisition by DRS of all of the outstanding stock of ESSI.

CUSIP Numbers	Senior Notes: 23330X AH 3

Senior Subordinated Notes: 23330X AJ 9

Ratings (Moody’s/S&P)	Senior Notes: B2/B+

Senior Subordinated Notes: B3/B

A rating reflects only the view of a rating agency and is not a recommendation to buy, sell or hold the Notes.  Any rating can be revised upward or downward or withdrawn at any time by a rating agency, if it decides that circumstances warrant that change.

Trade Date	January 20, 2006

Settlement Date	January 31, 2006, subject to conditions of the offering.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the Preliminary Prospectus Supplement and the Prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the Prospectus if you request them by calling toll-free 1-866-803-9204.